SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)*

PARKERVISION, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

701354102
(CUSIP Number)

Jeffrey L. Parker ParkerVision, Inc. 7915 Baymeadow Way, Suite 400 Jacksonville, Florida 32256 (904) 737-1367
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J-Parker Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 18145M 109	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J-ParkerCo, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 18145M 109	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 75,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 75,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 18145M 109	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Deborah Parker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,172,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,172,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,172,584
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.63%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 18145M 109	SCHEDULE 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jeffrey L. Parker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,193
	8	SHARED VOTING POWER 2,988,171
	9	SOLE DISPOSITIVE POWER 171,193
	10	SHARED DISPOSITIVE POWER 2,988,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,159,364
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.47%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 18145M 109	SCHEDULE 13D	Page 7 of 12 Pages

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D (“Schedule 13D”) filed by J-Parker Family Limited Partnership (“J-PFLP”), J-ParkerCo., Inc. (“J-General Partner”), Deborah Parker (“D. Parker”) and Jeffrey L. Parker (“Parker”) with respect to ownership of the common stock, par value $0.01 per share (“Common Stock”), of ParkerVision, Inc., a Florida corporation (the “Issuer”).  J-PFLP, J-General Partner, the Family Trust (“Family Trust”), D. Parker and Parker are collectively referred to as the “Reporting Persons.”  This Schedule 13D, as previously filed, remains unchanged except as supplemented by or inconsistent with the following.

The percentage of beneficial ownership reflected in this Schedule 13D, as amended, is based upon 32,747,683 shares of Common Stock outstanding as of March 6, 2009.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D, as amended, relates is the Common Stock of the Issuer.  The Issuer’s principal executive offices are located at 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256.

Item 2.	Identity and Background.

J-PFLP’s business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-PFLP is a limited partnership organized and existing under the laws of Nebraska. The principal business of J-PFLP is to hold certain shares of the Issuer’s Common Stock owned by Parker.

J-General Partner’s business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-General Partner is a corporation organized and existing under the laws of Nebraska. The principal business of J-General Partner is to act as the sole general partner of J-PFLP. J-General Partner owns 1% of J-PFLP and was formed, and is 100% owned, by Parker. Parker is the President and sole Director of J-General Partner.

Family Trust’s business address is located at 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256. Family Trust, of which Parker serves as the trustee, is a trust existing under the laws of Florida. Family Trust holds shares of the Issuer’s Common Stock for the benefit of Parker’s dependents.

D. Parker’s address is 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256.  D. Parker is a citizen of the United States.  D. Parker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Parker’s business address is located at 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256. Parker is the Chairman of the Board and Chief Executive Officer of the Issuer. The Issuer is engaged in the design, development and sale of wireless radio frequency technologies. Parker is a citizen of the United States.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 8 of 12 Pages

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 4, 2008, pursuant to the Issuer’s 2000 Performance Equity Plan, the Issuer granted to Parker 75,000 restricted stock units that vest in 12 equal quarterly installments beginning on August 31, 2008 (“Time Vested RSU”) and 75,000 restricted stock units that vest based on the price of the Issuer’s Common Stock but no later than June 4, 2011.  Parker used no funds to acquire such restricted stock units.

On July 22, 2008, Parker and D. Parker, as joint tenants in common, transferred by gift 75,000 shares of the Issuer’s Common Stock to Family Trust.  Family Trust used no funds to acquire such shares.  On the same date, Parker and D. Parker, as joint tenants in common, transferred by gift 30,000 shares of the Issuer’s Common Stock to various unaffiliated third parties.

On each of August 31, 2008, December 1, 2008 and February 28, 2009, Parker received 6,250 shares of Common Stock upon the vesting of installments of the Time Vested RSUs.  Parker used no funds to acquire such shares.  Of the shares of Common Stock that vested on August 31, 2008, 1,654 shares were withheld by the Issuer at the then-market price of $10.80 to cover the resulting tax liability.

Item 4.	Purpose of Transaction.

(i)           The Reporting Persons acquired the securities described above for investment purposes.  The Reporting Persons may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.  Parker holds options to purchase 698,491 shares of Common Stock (of which 623,073 are currently exercisable or will become exercisable in the next 60 days) and restricted stock units representing the right to receive 131,250 shares of Common Stock (none of which will vest in the next 60 days), issued pursuant to the Issuer’s 2000 Performance Equity Plan, as follows:

Type of Award	Number of Shares of Common Stock Underlying Unexercised Portion of Award	Vested and Unexercised or Vesting Within 60 Days	Expiration Date	Exercise Price
Stock Option	350,000	350,000	September 7, 2010	$41.00
Stock Option	15,000	15,000	February, 26 2012	$19.99
Stock Option	75,000	75,000	August 9, 2012	$5.77
Stock Option	10,908	10,908	December 20, 2012	$8.91
Stock Option	7,583	7,583	May 3, 2013	$9.80
Stock Option	90,000	75,000	October 12, 2013	$8.81
Stock Option	37,500	27,083	February 15, 2014	$9.89
Stock Option	37,500	23,958	May 15, 2014	$10.82
Stock Option	37,500	20,833	August 15, 2014	$12.30
Stock Option	37,500	17,708	November 15, 2014	$10.36
Restricted Stock Units	56,250	N/A	N/A	N/A
Restricted Stock Units	75,000	N/A	June 4, 2011	N/A

CUSIP No. 18145M 109	SCHEDULE 13D	Page 9 of 12 Pages

(ii)           At the date of this Schedule 13D, as amended, the Reporting Persons, except as set forth in this Schedule 13D, as amended, and consistent with Parker’s position as Chairman of the Board and Chief Executive Officer of the Issuer, have no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 10 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

J-PFLP is the beneficial owner of 48,400 shares of Issuer’s Common Stock, representing 0.15% of the total shares outstanding.  J-PFLP has shared voting and dispositive power over these shares as described below.  During the last 60 days, J-PFLP has not engaged in any transactions in the Issuer’s Common Stock.

J-General Partner is the beneficial owner of 48,400 shares of the Issuer’s Common Stock, representing 0.15% of the total shares outstanding.  J-General Partner, in its capacity as the sole general partner of J-PFLP, controls J-PFLP.  Accordingly, J-General Partner is the beneficial owner of the shares held by J-PFLP.  J-General Partner has shared voting and dispositive power over the shares as described below.  During the last 60 days, J-General Partner has not engaged in any transactions in the Issuer’s Common Stock.

Family Trust is the beneficial owner of 75,000 shares of the Issuer’s Common Stock, representing 0.23% of the total shares outstanding.  Family Trust has shared voting and dispositive power over these shares as described below.  During the last 60 days, Family Trust has not engaged in any transactions in the Issuer’s Common Stock.

D. Parker is the beneficial owner of 2,172,584 shares of the Issuer’s Common Stock, representing 6.63% of the total shares outstanding.  D. Parker owns such shares as joint tenant in common with Parker and consequently shares voting and dispositive power over such shares with Parker.  During the last 60 days, D. Parker has not engaged in any transactions in the Issuer’s Common Stock.

Parker is the beneficial owner of 3,159,364 shares of the Issuer’s Common Stock, representing 9.47% of the total shares outstanding. This amount represents (i) 48,400 shares held by J-PFLP, (ii) 75,000 shares held by Family Trust, (iii) 2,172,584 shares of the Issuer’s Common Stock held by Parker and D. Parker as joint tenants in common, (iv) 69,114 shares of the Issuer’s Common Stock owned of record by Parker’s three minor children over which Parker disclaims ownership, (v) 171,193 shares of the Issuer’s Common Stock held directly by Parker, and (vi) 623,073 shares of the Issuer’s Common Stock issuable upon the exercise options held by Parker that are currently exercisable or will become exercisable within 60 days.  This amount does not include 75,418 shares of the Issuer’s Common Stock issuable upon exercise of options held by Parker that are not currently exercisable and will not become exercisable within 60 days and 131,250 shares of the Issuer’s Common Stock issuable upon the vesting of restricted stock units that will not vest within 60 days.  This amount also does not include 270,272 shares of common stock which are held in an irrevocable trust for the benefit of Parker's dependents.  Parker is not the trustee of such trust and does not otherwise possess any power to vote or dispose of the shares of common stock held by such trust.

Parker, who owns 98.89% of the limited partnership interests of J-PFLP and 100% of the capital stock of J-General Partner and is the President and sole Director of J-General Partner, controls J-General Partner and J-PFLP.  Accordingly, Parker is deemed to be the beneficial owner of the shares held by J-PFLP and J-General Partner.  As a result of Parker’s control of J-General Partner and J-PFLP, Parker ultimately has sole voting and dispositive power over the shares held by J-PFLP, although it is nominally shared with J-PFLP as the record owner of the shares, and with J-General Partner which, as sole general partner, controls J-PFLP.  Parker also has shared voting and dispositive power over the shares held by Family Trust as a result of his position as the trustee of such trust, over the shares held with D. Parker as joint tenants in common and over the shares held by his minor children.  Accordingly, Parker is deemed to be the beneficial owner of such shares.  Parker has sole voting and dispositive power over the remaining shares.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 11 of 12 Pages

During the last 60 days, on February 28, 2009, Parker received 6,250 shares of the Issuer’s Common Stock upon the vesting of Time Vested RSUs, as described under Item 3 above, which description is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into the following agreements with respect to the securities of the Issuer:

(i)           Parker entered into stock option agreements reflecting the stock options referenced in Items 4 and 5 above.  The stock option agreements are listed under Item 7 below.

(ii)           Parker entered into restricted stock unit agreements reflecting the restricted stock units referenced in Items 3, 4 and 5 above.  The restricted stock unit agreements are listed under Item 7 below.

Item 7.	Material to be filed as Exhibits.

1.	Amended Joint Filing Agreement.

2.
Stock Option Agreement, dated as of September 7, 2000, between the Issuer and Jeffrey L. Parker (incorporated by reference from Exhibit 10.3 of Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2001).

3.	Standard Form of Employee Option Agreement (incorporated by reference from Exhibit 4.11 of Issuer’s Annual Report on Form 10-K for the period ended December 31, 2006).

4.	Standard Form of Restricted Stock Unit Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K, filed on June 6, 2008).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 16, 2009

J-PARKER FAMILY LIMITED PARTNERSHIP

By:	/s/ Jeffrey L. Parker
Jeffrey L. Parker
Partner

J-PARKERCO, INC.

By:	/s/ Jeffrey L. Parker
Jeffrey L. Parker
President

FAMILY TRUST

By:	/s/ Jeffrey L. Parker
Jeffrey L. Parker
Trustee

/s/ Deborah Parker
Deborah Parker

/s/ Jeffrey L. Parker
Jeffrey L. Parker

AMENDED JOINT FILING AGREEMENT

Agreement, dated as of March 16, 2009, among the signatories hereto (collectively, the “Parties”).

Each of the Parties represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in the common stock of ParkerVision, Inc. beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit (“Schedule 13D”) by each of the Parties.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

/s/ Jeffrey L. Parker
Jeffrey L. Parker

/s/ Deborah Parker
Deborah Parker

J-PARKER FAMILY LIMITED PARTNERSHIP

By:	/s/ Jeffrey L. Parker
Jeffrey L. Parker
Partner

J-PARKERCO, INC.

By:	/s/ Jeffrey L. Parker
Jeffrey L. Parker
President

FAMILY TRUST
By:	/s/ Jeffrey L. Parker
Jeffrey L. Parker
Trustee